838 – 1100 Melville Street Vancouver, BC V6E 4A6 P: 604-899-5450 F: 604-484-4710

News Release	No. 22-456 July 27, 2022

Platinum Group Metals Ltd. Enters Into
At-The-Market Equity Distribution Agreement

(Vancouver/Johannesburg) Platinum Group Metals Ltd. (PTM:TSX; PLG:NYSE American) ("Platinum Group", "PTM" or the "Company") reports that it has entered into a new equity distribution agreement effective as of July 27, 2022 (the "Distribution Agreement") with BMO Nesbit Burns Inc. (the "Canadian Agent") and BMO Capital Markets Corp. (the "U.S. Agent" and together with the Canadian Agent, the "Agents") for a new at-the-market equity program (the "2022 ATM Program").

The Distribution Agreement will allow the Company to distribute up to US$50.0 million (or the equivalent in Canadian dollars) of common shares of the Company (the "Offered Shares") under the 2022 ATM Program. The Offered Shares will be issued by the Company to the public from time to time, through the Agents, at the Company's discretion. The Offered Shares sold under the 2022 ATM Program, if any, will be sold at the prevailing market price at the time of sale. The net proceeds of any such sales under the 2022 ATM Program will be used for general working capital purposes, including Waterberg pre-construction site work, engineering and preparation.

Under the Distribution Agreement, sales of Offered Shares will be made by the Agents through "at-the-market distributions" as defined in National Instrument 44-102 - Shelf Distributions on the Toronto Stock Exchange ("TSX"), NYSE American, LLC ("NYSE American") or any other trading market for the Offered Shares in Canada or the United States. The Company is not obligated to make any sales of Offered Shares under the Distribution Agreement. Unless earlier terminated by the Company or the Agents as permitted therein, the Distribution Agreement will terminate upon the earlier of (i) July 21, 2024 and (ii) the date that the aggregate gross sales proceeds of the Offered Shares sold under the 2022 ATM Program reaches the aggregate amount of US$50.0 million (or the equivalent in Canadian dollars).

The 2022 ATM Program is being made pursuant to a prospectus supplement to the Company's short form base shelf prospectus dated June 21, 2022 and U.S. registration statement on Form F-10 filed June 15, 2022, as amended on June 21, 2022. The prospectus supplement relating to the 2022 ATM Program has been filed with the securities commissions in each of the provinces and territories of Canada and with the United States Securities and Exchange Commission.

The Company has relied on the exemption for "Eligible Interlisted Issuers" under Section 602.1 of the TSX Company Manual in connection with the listing of the Offered Shares on the TSX.

PLATINUM GROUP METALS LTD.	...2

Copies of the prospectus supplement, the Distribution Agreement and other relevant documents are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Alternatively, copies of the prospectus supplement relating to the 2022 ATM Program may be obtained, when available from:

Canadian Short Form Base Shelf Prospectus and Prospectus Supplement:
BMO Capital Markets
Mississauga Distribution Centre C/O The Data Group of Companies
80 Ambassador Drive
Mississauga, Ontario L5T 2Y9
Facsimile:  (905) 696-8457

or by emailing pgardner@datagroup.ca	U.S. F-10 Registration Statement and Prospectus Supplement:
BMO Capital Markets
3 Times Square
New York, NY 10036
Facsimile: (212) 702-1205
Attention:  Equity Capital Markets Desk

or by emailing bmoprospectus@bmo.com

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of, the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Platinum Group Metals Ltd. and the Waterberg Project

Platinum Group Metals Ltd. is the operator of the Waterberg Project, a bulk underground palladium and platinum deposit located in South Africa. The Waterberg Project was discovered by Platinum Group and is being advanced by is being jointly advanced with the shareholders of Waterberg JV Resources (Pty) Ltd. ("Waterberg JV Co."), which include Platinum Group, Impala Platinum Holdings Ltd., Japan Oil, Gas and Metals National Corporation, Hanwa Co. Ltd. and Mnombo Wethu Consultants (Pty) Ltd. ("Mnombo").

On behalf of the Board of

Platinum Group Metals Ltd.

Frank R. Hallam

President, CEO and Director

For further information contact:

 Kris Begic, VP, Corporate Development

 Platinum Group Metals Ltd., Vancouver

 Tel: (604) 899-5450 / Toll Free: (866) 899-5450

Disclosure

The TSX and the NYSE American have not reviewed and do not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

PLATINUM GROUP METALS LTD.	...3

The COVID-19 pandemic and related measures taken by governments create uncertainty and have had, or may have in the future , an adverse impact on aspects of the Company's business, including employee health, workforce productivity and availability, travel restrictions, contractor availability, supply availability, the Company's ability to maintain its controls and procedures regarding financial and disclosure matters and the availability of capital and insurance and the costs thereof, some of which, individually or when aggregated with other impacts, may be material to the Company.  Effective April 5, 2022, South Africa lifted its National State of Disaster declared in relation to the COVID-19 Pandemic and moved to reduce COVID-19 restrictions to below Alert level 1, its lowest level of alert.  In response to uncertainty caused by the COVID-19 pandemic, the Company has implemented additional testing and monitoring protocols for its work at the Waterberg Project site and elsewhere in South Africa.

This news release contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of U.S. securities laws (collectively "forward-looking statements"). Forward-looking statements are typically identified by words such as: "believe", "expect", "anticipate", "intend", "estimate", "may", "plans", "postulate" and similar expressions, or are those, which, by their nature, refer to future events. All statements that are not statements of historical fact are forward-looking statements. Forward-looking statements in this news release include, but are not limited to, the future issuance of Offered Shares sold under the 2022 ATM Program; the aggregate gross proceeds of the 2022 ATM Program; and the use of proceeds from any sales of Offered Shares under the 2022 ATM Program, and the Company's other future plans and expectations. Although the Company believes any forward-looking statements in this news release are reasonable, it can give no assurance that the expectations and assumptions in such statements will prove to be correct.

PLATINUM GROUP METALS LTD.	...4

The Company cautions investors that any forward-looking statements by the Company are not guarantees of future results or performance and that actual results may differ materially from those in forward-looking statements as a result of various factors, including but not limited to, the Company may not sell any of the Offered Shares or may raise less than the maximum offering amount under the 2022 ATM Program; management has broad discretion in the use of proceeds from the 2022 ATM Program; compliance with regulatory requirements; possible adverse impacts due the global outbreak of COVID-19 (as described above), the Company's inability to generate sufficient cash flow or raise additional capital, and to comply with the terms of any new indebtedness; additional financing requirements; and any new indebtedness may be secured, which potentially could result in the loss of any assets pledged by the Company; the Company's history of losses and negative cash flow; the Company's ability to continue as a going concern; the Company's properties may not be brought into a state of commercial production; uncertainty of estimated production, development plans and cost estimates for the Waterberg Project; discrepancies between actual and estimated mineral reserves and mineral resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; fluctuations in the relative values of the U.S. Dollar, the Rand and the Canadian Dollar; volatility in metals prices; the uncertainty of alternative funding sources for Waterberg JV Co.; the Company may become subject to the U.S. Investment Company Act; the failure of the Company or the other shareholders to fund their pro rata share of funding obligations for the Waterberg Project; any disputes or disagreements with the other shareholders of Waterberg JV Co. or Mnombo; the ability of the Company to retain its key management employees and skilled and experienced personnel; conflicts of interest; litigation or other administrative proceedings brought against the Company; actual or alleged breaches of governance processes or instances of fraud, bribery or corruption; exploration, development and mining risks and the inherently dangerous nature of the mining industry, and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; property and mineral title risks including defective title to mineral claims or property; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and South Africa; equipment shortages and the ability of the Company to acquire necessary access rights and infrastructure for its mineral properties; environmental regulations and the ability to obtain and maintain necessary permits, including environmental authorizations and water use licences; extreme competition in the mineral exploration industry; delays in obtaining, or a failure to obtain, permits necessary for current or future operations or failures to comply with the terms of such permits; risks of doing business in South Africa, including but not limited to, labour, economic and political instability and potential changes to and failures to comply with legislation; the Company's common shares may be delisted from the NYSE American or the TSX if it cannot maintain compliance with the applicable listing requirements; and other risk factors described in the Company's most recent Form 20-F annual report, AIF and other filings, including the short form base shelf prospectus, prospectus supplement and the Form F-10 registration statement, with the SEC and Canadian securities regulators, which may be viewed at www.sec.gov and www.sedar.com, respectively. Proposed changes in the mineral law in South Africa if implemented as proposed would have a material adverse effect on the Company's business and potential interest in projects. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether because of new information, future events or results or otherwise.